STRATASYS, INC.
7665 Commerce Way
Eden Prairie, MN 55344

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

June 12, 2007

Re:	Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 001-13400

Dear Mr. Krikorian:

We are responding to your comment letter dated May 15, 2007, regarding our Annual Report on Form 10-K for the year ended December 31, 2006.  We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our financial statement disclosures.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for the fiscal year ended December 31. 2006

Critical accounting policies

Revenue recognition, page F- 35

1.

You state that “[You] evaluate a number of factors to assess collectibility, including an evaluation of the creditworthiness of the customer, past payment history, and current economic conditions.” Tell us how you conduct and conclude on this assessment for certain international distributors and resellers that are small, thinly capitalized companies that rely upon sales of your products to cover their operating expenses (see your page 16). In this regard, indicate whether you recognize revenue for these customers upon shipment or upon either sell-thru by the customer or on cash collections. Your response should consider whether payment is truly contingent on the resale of the product since the customer does not have the ability to pay until the product is sold. See paragraph 6(b) of FASB 48. Please indicate the amount sales in 2006 and the receivable balances due from this “class” of distributor.

Response

The staff’s comment references the following risk factor: Many of these distributors and resellers are small, thinly capitalized companies that rely upon sales of our products to cover their operating expenses.  Default by one or more of these distributors or resellers would result in a significant charge against our earnings and adversely affect our results of operations and financial condition.

We make most of our sales through resellers and distributors.  These resellers and distributors vary in size from very large companies, such as Marubeni, to very small operations, with a handful of employees.  Before extending credit to these smaller companies, we obtain financial information from them as well as credit information from other available sources.  Based upon this information, we have identified eight companies that we consider to be “small, thinly capitalized companies” as indicated in the risk factor cited above.

We establish individual credit limits for all of our resellers and distributors.  In determining these limits, we take into consideration, among other things, such factors as the financial condition of the reseller, response from credit references, the historical amount of business we have done with them, and their previous payment history.  We use these criteria in determining a credit amount that we believe the reseller will have the ability to pay.  Many of the distributors and resellers that we consider to be “thinly capitalized” have been selling our products for many years, and we have a good payment history by which to assess our risk.  Accordingly, before selling any products to these customers, we believe that collectibility is reasonably assured.  However, payment history is only one of many criteria that we use to evaluate these resellers.  If conditions with the distributor or reseller change we take this into consideration in evaluating whether to extend credit and in determining our allowance for doubtful accounts.

Once we have agreed to sell our products to these resellers or distributors, our sales to resellers or distributors are not contingent upon their resale of our products to a third party.  Generally, we ship our products to these customers FOB our loading dock.  At that time, title passes, and we expect payment irrespective of whether the reseller or distributor sells the product to a third party.  This is further supported by the fact when we have discontinued shipments to a reseller or distributor, we do not accept returns of our products for credit.  Accordingly, we normally recognize revenue upon shipment of our products unless terms include some other criteria requiring us to defer revenue recognition.

We have stated that these thinly-capitalized companies “rely upon sales of our products to cover their operating expenses,” because they often do not place an order for our products until they have an order from one of their customers.  In those instances, we often drop ship the product directly to the end user and bill the reseller or distributor.  While we believe that collectibility is reasonably assured in those instances, we also recognize that there is a risk of non-payment and it is considered in our assessment in establishing our reserve needs. During the year ended December 31, 2006 sales to “thinly capitalized” resellers were approximately $5.6 million or approximately 5 percent of our $103.8 million in sales. At December 31, 2006, accounts receivable from thinly capitalized resellers represented approximately $2.1 million of our approximately $26.3 total gross accounts receivable.  Accordingly, the accounts receivable from thinly capitalized resellers represented approximately 8 percent of our overall accounts receivable at December 31, 2006 and approximately 2 percent of our total sales for 2006.

As we have indicated in the risk factor cited above, default in the payment by one or more of the above resellers could have an adverse effect on our earnings.  However, we actively manage and monitor the credit risk associated with theses resellers and believe that since collectibility is reasonably assured notwithstanding the risk, we have properly recognized revenue in accordance with generally accepted accounting principles.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements-page F-16

2.

You do not appear to have included any disclosures regarding whether you adopted the provisions of SAB 108 as of December 31,2006. Tell us whether the adoption of SAB 108 had an impact on the consolidated financial statements. Tell us how you considered providing disclosures for the adoption of SAB 108. For instance, your disclosures should describe the nature and amount of each individual error being corrected, if any. Indicate the amount of any cumulative adjustment or if the error is immaterial, the amounts charged to income. Tell us if any of these errors relate to prior years and, if so, confirm that these errors were immaterial to those years using your pre-SAB 108 methodology.

Response

We have adopted SAB 108 for our fiscal year ended December 31, 2006.  Adoption of SAB 108 did not have a material effect on our financial position, results of operations or cash flows. While we recognize that it would have been prudent to have stated this in our 2006 Form 10-K, as the adoption had no material impact, we do not believe that this as a significant omission.

Reclassifications-page F-17

3.

We note from your disclosures that the 2005 and 2004 consolidated statements of operations have been restated to reflect customer service costs as part of the cost of sales instead of as operating expenses. We further note that while these reclassifications had no effect on operating or net income or net income per basic and diluted common share, there is a significant impact on your gross margin. Revise your disclosures to include a footnote in the financial statements that describes the reason for the change in classification for each of the three years in the audited financial statements included in the 2006 Form 10-K (i.e., to comply with Rule 5-03 of Regulation S-X). The footnote should also disclose the reclassification of the cost of revenue amounts and gross margins for each of the past five years including how these amounts were previously reported each year in the statements of consolidated statements of operations. The selected financial data, on page 21, should quantify the amount reclassified for each period presented. In addition, revise your quarterly information to disclose the amount reclassified for each quarterly period presented (see your footnote 16 on page F-.28).

Response

Our customer service department performs all the maintenance work on customers’ systems in the field.  We perform the maintenance work either under a maintenance contract with the customer or on a time and materials basis.  The classification of these costs as part of selling, general and administrative expenses for prior periods was inadvertent and came to light internally upon a change in the internal reporting structure.  Given the nature of the work performed by customer service and the fact it is primarily a revenue generating activity, we believe the reason for the reclassification was self-evident, which did not warrant additional explanation.  Further, we believe that our shareholders evaluate our company based primarily on our ability to grow revenue, our operating income as a percentage of revenue, as well as our earnings per share.  None of these factors was impacted by the reclassification, and consequently, we do not believe that the reclassification is material.

In our 2006 Form 10-K, we have provided the reader of the financial statements with restated amounts for all periods presented, including the basic income statement, the five-year financial summary and the quarterly information.  This allows anyone modeling our business to update their historical information within their models. We did not believe that separately identifying the amount of the reclassification, which could be derived by simply comparing the current filing with the previous year’s filing, would be of significant use to the readers of our financial statements.  While we recognize the need to provide clarity in our financial reporting, we believed that providing the reconciliation of previously reported financial information would not have provided additional clarity.  However, for your information, we have attached to this letter is a reconciliation of all restated amounts presented in our 2006 Form 10-K.

We reflected the reclassification in all three years of our financial statements.  In addition, the five-year selected financial data under Item 6 was reclassified with a footnote to the table. Again, given the nature of the work performed by customer service, we did not believe additional explanation was warranted.

Note 12. Stock Options and Warrants-page F-24

4.

We note from your disclosures that you adopted SFAS 123(R) on January 1, 2006, however, you do not appear to have included many of the disclosures required by SFAS 123(R) and SAB 107. For instance, your disclosures do not indicate whether you are applying the modified prospective method or modified retrospective method or provide other additional disclosures required by SAB 107.  We also note that other required disclosures such as the weighted-average grant date fair value is not disclosed for each year in which an income statement is provided.  Revise your disclosures to include those transitional disclosures required by paragraph H of SAB 107, and paragraphs 64-65, 84, A240-A242 of SFAS 123(R).

Response

We adopted SFAS 123(R) under the modified prospective basis.  In footnote 1 to the financial statements entitled “Nature of operations and summary of significant accounting policies” we have provided a section entitled “Stock-Based Compensation” on page F-14.  Within this section, we provided a pro forma summary of the effects of SFAS 123(R) on previous years on an “as if” basis assuming earlier periods had been restated.  This gives the financial statement readers the information required under SFAS 123(R) showing the retrospective information.  While we do not specifically state that we selected the modified prospective approach, we believed selection of this method would be adequately clear to the readers of the financials statements.

In reviewing the disclosure requirements of SFAS 123(R), we agree with your comment that we failed to meet all of its disclosure requirements. The following additional disclosures should have been made:

The total intrinsic value of all options exercised during the years ended December 31, 2006, 2005 and 2004 was approximately $1.6 million, $1.2 million and $2.9 million, respectively. At December 31, 2006, the intrinsic value of outstanding options and exercisable options was approximately $6.2 million and $5.4 million, respectively.

The weighted average fair value of options granted in 2005 and 2004 was $13.97 and $19.87, respectively. There were no options granted in 2006. The fair value of options vested during 2006 was $11.64. As of December 31, 2006 there was approximately $2.1 million of total unrecognized compensation costs related to unvested share-based compensation granted. These costs are expected to be recognized over a weighted average period of 2.1 years.  The weighted average value per share value of unvested options was $17.19 and $13.55 as of December 31, 2006 and 2005, respectively.

We do not believe the deficiencies noted render the financial statements misleading and will make the appropriate disclosure in our future filings.

*          *          *          *          *

After reviewing the staff’s comments on our 2006 Form 10-K, we appreciate and find merit with the staff comments on the filing.  We will follow the staff’s guidance with respect to these disclosure items in our future filings.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

Robert F. Gallagher
Chief Financial Officer

10-K Impact of Rectification of Customer Service	ATTACHMENT

ITEM 6. Selected Financial Data (page 21)

	2005			2004

	As Previously Reported	Adjustment	Per 2006 10-K	As Previously Reported	Adjustment	Per 2006 10-K

Net sales	82,844	—	82,844	70,329	—	70,329
Gross profit	47,525	(3,770)	43,755	42,330	(3,261)	39,069
Selling, General and administrative	27,014	(3,771)	23,243	23,692	(3,261)	20,431
Operating income	14,157	—	14,157	12,998	—	12,998

	2003			2002

	As Previously Reported	Adjustment	Per 2006 10-K	As Previously Reported	Adjustment	Per 2006 10-K

Net sales	50,890	—	50,890	39,808	—	39,808
Gross profit	32,782	(2,019)	30,763	24,366	(1,851)	22,515
Selling, General and administrative	18,993	(2,019)	16,974	16,065	(1,851)	14,214
Operating income	8,742	—	8,742	3,613	—	3,613

Consolidated Statements of Operations (page F-6)

	2005			2004

	As Previously Reported	Adjustment	Per 2006 10-K	As Previously Reported	Adjustment	Per 2006 10-K

Net sales	82,844,304	—	82,844,304	70,328,505	—	70,328,505
Cost of sales	35,319,249	3,770,263	39,089,512	27,998,776	3,260,893	31,259,669

Gross profit	47,525,055	(3,770,263)	43,754,792	42,329,729	(3,260,893)	39,068,836
Selling, General and administrative	27,013,718	(3,770,263)	23,243,455	23,692,008	(3,260,893)	20,431,115
Operating income	14,157,460	—	14,157,460	12,997,505	—	12,997,505

Quarterly results (unaudited) (page F-28)

	2006

	Third Quarter			Second Quarter			First Quarter

	As Previously Reported	Adjustment	Per 2006 10-K	As Previously Reported	Adjustment	Per 2006 10-K	As Previously Reported	Adjustment	Per 2006 10-K

Net sales	25,149,163	—	25,149,163	26,699,285	—	26,699,285	22,223,095	—	22,223,095
Gross profit	13,069,311	(1,125,151)	11,944,160	14,597,611	(933,315)	13,614,296	11,798,774	(977,395)	10,821,379
Net income	2,559,620	—	2,559,620	2,935,971	—	2,935,971	2,015,210	—	2,015,210

	2005

	Fourth Quarter			Third Quarter

	As Previously Reported	Adjustment	Per 2006 10-K	As Previously Reported	Adjustment	Per 2006 10-K

Net sales	23,515,060	—	23,515,060	19,681,480	—	19,681,480
Gross profit	13,129,224	(977,249)	12,151,975	10,832,376	(951,340)	9,881,036
Net income	3,149,601	—	3,149,601	2,166,182	—	2,166,182

	2005

	Second Quarter			First Quarter

	As Previously Reported	Adjustment	Per 2006 10-K	As Previously Reported	Adjustment	Per 2006 10-K

Net sales	20,784,945	—	20,784,945	18,862,819	—	18,862,819
Gross profit	12,189,019	(949,199)	11,239,820	11,374,436	(892,475)	10,481,961
Net income	2,891,162	—	2,891,162	2,395,952	—	2,395,952